Corresp


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


    Response to December 22, 2006 Letter Requesting Supplemental Information
                              regarding Form 20-F

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                          No   X
                      -----                                        ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------



1. Letter to SEC 2-2-07

                                    EXHIBIT


SGL CARBON AG o  Postfach 5020 o  65040 Wiesbaden

                                                              Group Headquarters

                                                                Legal Department

                                                               Christian Schwarz
                                                        Telefon +49 611 6029 235
                                                        Telefax +49 611 6029 231
                                                           Mobil +49 170 2972296
                                                  christian.schwarz@sglcarbon.de

                                                                      02.02.2007


Cecilia D. Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20005

         Re:      SGL Carbon Aktiengesellschaft
                  Form 20-F for the fiscal year ended December 31, 2005 File No. 1-14398
                  Letter dated December 22, 2006

Dear Ms. Blye:

We are pleased to respond to your letter to Mr. Robert Koehler, dated December 22, 2006, relating to SGL Carbon Aktiengesellschaft's ("SGL Carbon") Annual Report on Form 20-F for the fiscal year ended December 31, 2005. Set forth below is SGL Carbon's response to your request for supplemental information. For ease of reference, the response below reproduces your Office's comments.


Comment:

1. We note that on your website you list sales contacts for Cuba, Iran, North Korea and Syria. Your 20-F includes no information regarding contacts with these countries. We note from the 20-F and additional disclosure on your website that your products include products and applications for defense uses, including rocket motor nozzles and bullet proof systems for military vehicles; nuclear technology products and applications; and energy products and applications.

Cuba, Iran, North Korea and Syria have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions imposed in part because of their support for terrorism and, in the case of Iran, North Korea and Syria, activities related to the development or acquisition of weapons of mass destruction. Please describe for us the extent and nature of your past, current, and anticipated contacts with those countries, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Describe any services and products provided to these countries. Discuss for us military applications and potential military uses of such services and products, including materials and component parts. Advise us whether, to the best of your knowledge, understanding or belief, any of the referenced countries have put your products or services to military use.


 Vorsitzender des              Deutsche Bank AG Augsburg                                  SGL CARBON AG
 Aufsichtsrats:                (BLZ 720 700 01) Kto-Nr. 0 271 684                         Hauptverwaltung
 Max Dietrich Kley             IBAN: DE74 7207 0001 0027 1684 00, BIC: DEUTDEMM720
                               Dresdner Bank AG Augsburg                                  Rheingaustrasse 182
 Vorstand:                     (BLZ 720 800 01) Kto-Nr. 1 085 141                         65203 Wiesbaden
 Robert J. Koehler             IBAN: DE47 7208 001 0108 5141 00, BIC: DRESDEFF720         Telefon   +49 611 6029-0
 Theodore H. Breyer            Commerzbank AG Augsburg                                    Telefax   +49 611 6029-101
 Sten Daugaard                 (BLZ 720 400 46) Kto-Nr. 1 118 181                         www.sglcarbon.com
 Dr. Hariolf Kottmann          IBAN: DE61 7204 0046 0111 8181 00, BIC: COBADEFF720
                               DE 195836937
 Sitz der Gesellschaft:
 Wiesbaden
 Registergericht Wiesbaden
 HRB 9448

Response:

For nearly every country in the world, our website provides visitors with contact information for an office responsible for sales to that country. This does not mean that SGL Carbon has any employees or agents in that country. In fact, SGL Carbon does not maintain any employees in Cuba, Iran, North Korea, or Syria. Our website refers visitors who inquire about these countries to either a regional sales representative or our main office in Germany.

SGL Carbon did not have any sales to North Korea or Syria in 2005. At this time, SGL Carbon does not anticipate any future sales to these countries.

SGL Carbon has limited sales to Iran of ordinary industrial commodities for use in several industrial sectors, primarily steel manufacturing. SGL Carbon also had limited sales of services to Iran, concerning steel manufacturing. SGL Carbon also had limited sales to Cuba of ordinary industrial commodities for use in steel manufacturing. In 2005, total revenues for SGL Carbon sales to Iran and Cuba in the aggregate represented less than 1% of SGL Carbon's overall revenue. Sales figures for 2006 have not yet been finalized.

SGL Carbon does not believe that any of the products or services sold to Cuba or Iran have any military applications or potential military uses. In particular, SGL Carbon does not sell to either Cuba or Iran any rocket motor nozzles, bullet proof systems for military vehicles, or any nuclear technology products or applications. Moreover, Germany has in place export regulations that control the export of military goods. SGL Carbon has examined these regulations, and concluded that the goods sold by SGL Carbon to Cuba and Iran are not classified under German export controls as having military uses. In accordance with these German export regulations and company policy, SGL Carbon does not sell military goods to Cuba or Iran. Further, to the best of SGL Carbon's knowledge, understanding, or belief, neither Cuba nor Iran has put to military use the products and services purchased from SGL Carbon.


Comment:

2. Discuss for us the materiality to you of your contacts with Cuba, Iran, North Korea and Syria, if any, individually and in the aggregate, in light of those countries' status as state sponsors of terrorism and in light of the WMD-related actions of Iran, North Korea and Syria. Discuss whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. Please address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and revenues. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. In addition, Florida requires that issuers disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, North Korea and Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the governments of those countries or entities controlled by those governments receive cash or act as intermediaries in connection with your operations.

Response:

As stated above, SGL Carbon did not have any sales to either North Korea or Syria in 2005, nor does SGL Carbon currently have contacts with these countries.

SGL Carbon does not consider its sales to Cuba and Iran to be material. From a quantitative point of view, in the aggregate, sales to Cuba and Iran in 2005 in the aggregate represented less than 1% of SGL Carbon's overall revenue. During 2005, SGL Carbon had neither assets nor liabilities located in Cuba or Iran.

In evaluating the materiality of our sales to Cuba and Iran, SGL Carbon has also considered qualitative factors that a reasonable investor would deem important in making an investment decision, such as the potential impact of these activities on SGL Carbon's reputation and share value, as well as the legislative and regulatory actions that you note. SGL Carbon notes that its investor relations department has never received statements of concern or inquiries from investors or potential investors regarding SGL Carbon's sales to Cuba or Iran. In addition, SGL Carbon has considered the non-sensitive nature of the products and services that it sells to customers in Cuba and Iran.

After considering these quantitative and qualitative factors, to SGL Carbon's knowledge, our sales to Cuba and Iran have not had any effect on SGL Carbon's reputation or share value. Accordingly, SGL Carbon does not consider its sales to Cuba and Iran to be material, based on either a quantitative or qualitative analysis.


Comment:

3. Please address for us the applicability and potential impact of the Iran Sanctions Act of 1996, as amended by the Iran Freedom Support Act on September 30, 2006, on your Iran-related activities, if any, including activities that result, directly or indirectly, in the payment of funds to Iran.

Response:

SGL Carbon notes that Section 5(b) of the Iran Sanctions Act of 1996, as amended, provides for the possibility that the President of the United States will impose sanctions against a person if the President determines that such person, since June 6, 2006, exported, transferred, or otherwise provided goods, services, or technology to Iran knowing that the provision of such goods, services, or technology would materially contribute to the ability of Iran to acquire or develop (a) chemical, biological, or nuclear weapons, or (b) destabilizing numbers and types of conventional weapons.

SGL Carbon does not sell any goods, services, or technology to Iran knowing that such sales would materially contribute to the ability of Iran to acquire or develop any of these weapons. As described in our responses above, the limited products and services that SGL Carbon sells to customers in Iran were designed, developed and produced for civil applications and are, to SGL Carbon's knowledge, used for civilian purposes. In this regard, to SGL Carbon's knowledge, none of our customers in Iran or any known Iranian end-users are engaged in the acquisition or development of chemical, biological, nuclear, or conventional weapons.

To SGL Carbon's knowledge, SGL Carbon does not have any activities that result, directly or indirectly, in the payment of funds to Iran.

Comment:

4. Please address for us the applicability and potential impact of United Nations Security Council Resolution 1718 (2006) on your North Korea-related activities, if any, including activities that result, directly or indirectly, in the payment of funds to North Korea.

Response:

SGL Carbon does not have any sales to North Korea, nor do we, at this time, anticipate any future sales to North Korea.

In closing, SGL Carbon acknowledges that:

o SGL Carbon is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC.

o The SEC Staff comments or changes to SGL Carbon's disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to SGL Carbon's filings.

o SGL Carbon may not assert SEC staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.


Should the Office of Global Security Risk have any questions with respect to this information provided in this response letter, please contact Christian Schwarz, at SGL Carbon AG, Rheingaustrasse 182, 65203 Wiesbaden, Tel: +49 611 6029 235.

                  Sincerely yours,

SGL Carbon AG



Helmut Muehlbradt                    Christian Schwarz
General Counsel                     Legal Counsel


cc:      Jack Guggenheim
         Office of Global Security Risk

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      SGL CARBON Aktiengesellschaft



Date: February 2, 2007                By:      /s/ Robert J. Kohler
                                               ------------------------------
                                      Name:    Robert J. Koehler
                                      Title:   Chairman of the Board of
                                               Management


                                      By:      /s/ Sten Daugaard
                                               ------------------------------
                                      Name:    Mr. Sten Daugaard
                                      Title:   Member of the Board of Management